EXHIBIT 1

TOTAL S.A.

A SOCIETE ANONYME WITH A CAPITAL OF 5,981,907,382.50 EUROS

REPRESENTED BY 2,392,762,953 SHARES OF 2,5 EUROS EACH

NANTERRE TRADE AND COMPANIES REGISTER 542 051 180

Registered Office

2, place de la Coupole

La Défense

92400 Courbevoie

FRANCE

CHARTER AND BYLAWS

Last update on January 10, 2007

To be filed in the office of KL.ASSOCIES

Notaries in partnership in PARIS

CONTENTS

			Pages
TITLE I	-	Form - Name - Purpose - Registered Office - Duration	3

TITLE II	-	Share capital – Shares	4 to 5

TITLE III	-	Administration - General Management - Auditing	5 to 9

TITLE IV	-	Shareholders’ Meetings	9 to 11

TITLE V	-	Company financial statements	11 to 12

TITLE VI	-	Dissolution - Disputes	12

TITLE I Form - Name – Purpose – Registered office – Duration

ARTICLE 1 - FORM

The Company is a société anonyme; its share capital is publicly traded. The Company is governed by the legislative and regulatory provisions in force and by the present charter and bylaws.

ARTICLE 2 - NAME

The Company has the following name:

TOTAL S.A.

ARTICLE 3 - PURPOSE

The Company’s purpose is, directly or indirectly, in all countries:

1° -	To search for and extract mining deposits, and particularly hydrocarbons in all forms, and to perform industrial refining, processing and trading in the said materials, as well as their derivatives and by-products;

2° -	To conduct all activities relating to production and distribution of all forms of energy;

3° -	To conduct all activities relating to the chemical sector in all of its forms, as well as all activities relating to the rubber and health sectors;

4° -	To conduct all forms and all means of transportation and shipping of hydrocarbons or other products or materials relating to the Company’s business purpose;

and more generally, to conduct all financial, commercial and industrial operations and operations relating to any fixed or unfixed assets and real estate, acquisitions of interests or holdings, in any form whatsoever, in any business or company existing or to be created that may relate, directly or indirectly, to any of the above-mentioned purposes or to any similar or related purposes, of such nature as to promote the Company’s extension or its development.

ARTICLE 4 - REGISTERED OFFICE

The Company’s registered office is :

2, Place de la Coupole

La Défense

92400 COURBEVOIE

FRANCE

If the registered office is moved by the Board of Directors, the new location shall automatically be substituted for the old one in the present article.

ARTICLE 5 - DURATION

The Company’s duration, initially set at 99 years starting with the date of its definitive constitution, namely 28th March 1924, is extended by 99 years starting on 22nd March 2000. Hence the Company existence shall continue until 22nd March 2099, in the absence of early dissolution or of further extension.

TITLE II Share capital – Shares

ARTICLE 6 - SHARE CAPITAL

The share capital is set at an amount of 5,981,907,382.50 Euros, represented by 2,392,762,953 shares of 2,5 Euros each.

ARTICLE 7 - PAYING UP SHARES

Subscriptions to shares are made in accordance with applicable law.

The Board of Directors determines the amount and the payment due dates of any cash sums remaining to be paid on the shares.

Any calls for funds are published at least two weeks in advance in a newspaper for legal notices in the department of the registered office.

Any payment not made by the applicable due date shall automatically bear interest, without further notice, in favor of the Company at the legal rate increased by one percent from the due date until the settlement date.

ARTICLE 8 - FORM AND TRANSFER OF SHARES

Fully paid up shares may be held as registered shares or bearer shares, at the shareholder’s option.

The shares are entered in a stock ledger.

Bearer shares and registered shares are freely transferable.

ARTICLE 9 - IDENTIFICATION OF SHAREHOLDERS –

DECLARATION OF CROSSING OWNERSHIP THRESHOLDS

The Company is authorised, to the extent permitted under applicable law, to identify the holders of securities that grant immediate or future voting rights at the Company’s shareholders’ meetings.

In addition to obligations that shareholders may have under applicable law to notify the Company upon crossing certain percentages of share ownership or voting rights, any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the share capital or the voting rights or of securities that may include future voting rights or future access to share capital or voting rights, is required to inform the Company by registered mail with return receipt requested, indicating the number of securities or voting rights held, within a period of 15 days from the date of crossing each of the said thresholds.

In determining the ownership or voting rights percentages provided for in the previous paragraph, shares or voting rights held by controlled companies, as defined in article L. 233-3 of the Code of Commerce, must be included if applicable.

In the event of a failure to declare ownership of shares or voting rights as described above, any shares or voting rights exceeding the fraction that should have been declared may be deprived of voting rights at a Shareholders’ Meeting if, at the meeting, the failure to declare ownership of such shares or voting rights has been noted and if one or several shareholders holding, collectively, at least three percent of the Company’s capital or voting rights so request at such meeting.

Any natural person or legal entity is also required to inform the Company in the manner and within the time periods set forth above in paragraph 4 of this Article 9 when his direct or indirect holdings falls below each of the applicable thresholds in said paragraph.

ARTICLE 10 - RIGHTS AND OBLIGATIONS ATTRIBUTABLE TO SHARES

In addition to a voting right, each share entitles the holder to an ownership interest in the business assets, in the sharing of profits and of liquidation surpluses, in proportion to the number of shares outstanding from time to time.

Whenever it is necessary to possess several shares in order to exercise a right, shares held in a number below the requisite number of shares do not entitle their holder to any right against the Company, it being up to the shareholder in such a case to personally seek to collect or group together the requisite number of shares.

TITLE III Administration – General Management - Auditing

ARTICLE 11 - COMPOSITION OF THE BOARD OF DIRECTORS

1.	The Company is administered by a Board of Directors, the minimum and maximum number of members of which are defined by applicable law in effect from time to time.

2.	The permanent representative of a legal person appointed as a director must be approved in advance by the Board of Directors. Such representatives must be less than 70 years old.

3.	Each director must own at least one thousand shares during his term of office.

4.	The term of office for directors is set by the shareholders acting in an Ordinary Shareholders’ Meeting for a term of office not to exceed three years, subject to applicable law that may allow extension of the duration of a given term until the next Ordinary Shareholders’ Meeting held to approve the financial statements.

5.	The number of directors acting in their own capacity or as permanent representatives of a legal entity more than 70 years old may not exceed one-third of the sitting directors as determined on the last day of each fiscal year. If this proportion is exceeded, the oldest Board member is automatically considered to have resigned.

6.	When at the close of a financial year, the portion of capital owned – within the framework provided by the provisions of Article L. 225-102 of the Commercial Code - by the Company’s personnel and that of the companies affiliated to it as per Article L. 225-180 of said code, represents over 3%, a director representing employee shareholders shall be appointed at the Annual General Meeting of Shareholders in accordance with the procedures laid down in regulations in force, and these Articles of Incorporation, insofar as the Board of Directors does not include among its members a Director who is an employee shareholder or an elected employee.

7.	Candidates for appointment to the office of employee shareholder Director are selected on the following basis:

a)	When voting rights linked to shares held by employees or by investment trusts of which they are beneficiaries are exercised by members of the Board of Trustees of such investment trusts, candidates are selected by such Board among its members.

b)	When voting rights linked to shares held by employees (or by investment trusts of which they are beneficiaries) are exercised directly by such employees, candidates shall be appointed further to a vote as per Article L.225-106 of the Commercial Code, either by employee shareholders in a meeting convened specifically for such purpose, or by a vote in writing. Only candidates put forward by a group of shareholders representing at least 5% of the shares held by employees exercising their individual voting rights shall be admissible.

8.	Procedures for appointing candidates when such provisions are not laid down in law and regulations in force, or by these Articles of Incorporation, shall be determined by the Chairman of the Board of Directors, in particular with respect to the timing of the appointment of such candidates.

9.	A list of all validly appointed candidates shall be prepared. This list shall comprise at least two names. The list of candidates shall be appended to the notice convening the Shareholders Meeting called to appoint the Director representing employee shareholders.

10.	The Director representing employee shareholders shall be appointed at the Annual General Meeting of Shareholders on the same terms as those applicable to all appointments of Directors. The Board of Directors shall table the list of candidates at the Shareholders Meeting by order of preference, and may give its approval to the first candidate appearing on such list. The candidate referred to above who shall have received the greatest number of votes from shareholders present or represented at the Annual General Meeting of Shareholders shall be appointed as the Director representing employee shareholders.

11.	Such Director shall be disregarded for the purposes of determining the maximum number of Directors stipulated under Article L.225-17 of the Commercial Code.

12.	The term in office of any Director representing employee shareholders shall be three years. However, his term in office shall end forthwith, and the Director representing employee shareholders shall be considered to have resigned automatically upon his ceasing to be an employee of the Company (or of a company or economic interest group affiliated to it as per Article L.225-180 of the Commercial Code) or a shareholder (or a member of an investment fund, at least 90% of whose assets comprise the Company’s shares). Until the date of appointment or replacement of any Director representing employee shareholders, the Board of Directors may hold meetings and vote validly.

13.	In the event the seat of the Director representing employee shareholders shall become vacant, for any reason whatsoever, such Director shall be replaced in the manner specified above, such Director to be appointed at the Annual General Meeting of Shareholders for a new three-year term.

14.	The provisions governing paragraph six of this Article shall cease to apply when, at the close of any given financial year, the percentage of equity held by the Company’s employees and those of the companies affiliated to it as per aforementioned Article L. 225-180, within the framework stipulated by the provisions of aforementioned Article L.225-102, is equal to less than 3% of all issued share capital of the Company; notwithstanding the foregoing, the term of any Director appointed pursuant to paragraph six shall only expire at its term.

15.	The provisions governing paragraph three of this Article shall not apply to such Director. Nonetheless, any Director representing employee shareholders shall hold, either individually, or through an investment trust governed by Article L. 214-40 of the Monetary & Financial Code, at least one share or a number of stocks in such investment trust amounting to at least one share.

ARTICLE 12 - ORGANISATION OF THE BOARD OF DIRECTORS

The Board appoints a Chairman (Président du Conseil d’Administration) from among its members who must be a natural person.

The Chairman of the Board of Directors represents the Board of Directors. He organises and directs the Board’s work, and reports thereon to the shareholders at Shareholders’ Meetings. He ensures the proper functioning of the Company’s bodies and ensures, in particular, that the directors are able to carry out their duties.

The Board may also appoint one or two Vice Chairmen (Vice Président du Conseil d’Administration). The rights and duties of the Chairman and of the Vice Chairman or Chairmen may be withdrawn from them at any time by the Board. The Chairman’s rights and duties cease automatically no later than on the date of his sixty-fifth birthday.

The Board also designates a natural person to act as secretary, who is not required to be a Board member.

The Board may establish one or more committees responsible for considering questions submitted by the Board or by its Chairman for their consideration and opinion. The Board determines the composition and the powers of the committees, which carry on their activity under the supervision of the Board.

The directors receive attendance fees, the amount of which, determined by the shareholders acting at a Shareholders’ Meeting, remains in effect until a new decision is taken.

The Board apportions attendance fees among its members in whatever way it considers appropriate. In particular it may allocate a larger share to directors who are members of the above-mentioned committees than the amount apportioned to other directors.

ARTICLE 13 - BOARD OF DIRECTORS’ DECISIONS

The Board of Directors meets as often as required to serve the Company’s interests. A Board meeting may be called by any means, even orally, and even on short notice depending on the urgency, at the initiative of either the Chairman or a Vice Chairman, or by one-third of its members , such meeting may be called to be held either at the registered office, or at any other place indicated in the notice.

The physical presence, or if permitted by law, the presence by such means of video conference as are permitted by decree, of at least half of the board members is required for a meeting to be validly held.

Decisions are made by a majority of the votes of the members present or represented. In the case of a tie vote, the chairman of the meeting holds a casting vote.

ARTICLE 14 - BOARD OF DIRECTORS’ POWERS

The Board of Directors determines the guidelines governing the Company’s activity and oversees their application. Subject to the powers explicitly attributed to shareholders and within the limits of the business purpose, the Board considers any question affecting the proper operation of the Company, and its decisions settle the matters concerning it.

The Board of Directors performs such auditing and verification it considers appropriate. Each director is entitled to receive all information required for the performance of his duties and may obtain any documents he considers useful. His requests must be addressed to the Chairman of the Board of Directors.

ARTICLE 15 - GENERAL MANAGEMENT OF THE COMPANY

1)	General management of the Company is performed under the responsibility of either the Chairman of the Board of Directors (Président du Conseil d’ Administration), or by another natural person appointed by the Board of Directors and bearing the title of President (Directeur Général).

The Board of Directors selects one of the aforementioned methods of exercising general management under the quorum and majority provisions set forth in article 13 of the charter and bylaws. The Company shall inform its shareholders and third parties of its determination in accordance with applicable regulations.

Once the Board makes such a determination, it remains in effect until a contrary decision is made pursuant to the same procedure.

Any change in the method of exercise of general management will not in and of itself effect any change in the present charter and bylaws.

The Board is required to meet to consider a possible change of methods for exercising general management either at the request of the Chairman or of the President, or at the request of one- third of the Board members.

2)	When general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relative to the President are applicable to him, and he takes the title of Chairman of the Board, President and Chief Executive Officer ( Président - Directeur Général).

When the Board of Directors determines to separate the functions of Chairman of the Board of Directors (Président du Conseil d’ Administration) and President of the Company ( Directeur Général), the Board appoints a President, sets the term for his appointment, and the degree of his powers. Decisions by the Board of Directors limiting the degree of the powers of the President of the Company are not enforceable against third parties.

The President of the Company must be less than 65 years old during the exercise of his duties. Upon reaching this age limit during the exercise of his duties, his appointment terminates automatically (subject to the following sentence), and the Board of Directors appoints a new President of the Company. Notwithstanding the foregoing, the President of the Company remains in office and continues exercising his duties beyond the termination date until the date on which the Board appoints his successor. Subject to the age limit described above, a President remains eligible for reappointment.

The President of the Company may be terminated at any time by the Board of Directors.

In the event that the President of the Company is temporarily unable to exercise his duties, the Board of Directors may delegate his functions to a director.

3)	The President is invested with the most extensive powers to act in the Company’s name under all circumstances. He exercises the said powers within the limits of the business purpose and subject to the ones explicitly assigned by law to the shareholders and to the board of directors. He represents the Company in its relationship with third parties.

The President of the Board of Directors may request the Chairman of the Board to call a meeting of the Board of Directors regarding a specified agenda.

If the President of the Company is not also a member of the Board of Directors, he may attend meetings of the Board of Directors to provide advice, but without a vote.

4)	On the basis of a proposal by its President, the Board may appoint one to five natural persons at most responsible for assisting the President and bearing the title of Executive Vice President (Directeur Général Délégué). The Board determines the extent of their powers and their term of office, it being understood that Executive Vice Presidents hold the same powers as the President in representing the Company in its relationships with third parties.

The Executive Vice President or Executive Vice Presidents may be terminated at any time by the Board of Directors, upon motion by the President of the Company.

In the event that the President is temporarily unable to perform his duties or ceases his duties, the Executive Vice President or the Executive Vice Presidents retain their duties and powers until the nomination of a new President, unless the Board of Directors decides otherwise.

5)	The President of the Company and, if applicable, one or more Executive Vice Presidents, may be authorized to grant substitutions or delegations of their authority within the limit of applicable law or regulations.

Fixed or variable remuneration, or fixed and variable remuneration, may be granted by the Board of Directors to the Chairman of the Board, the President of the Company, and to any Executive Vice President, and, more generally, to any other natural persons to whom duties are delegated. Such compensation shall be charged to business expense.

ARTICLE 16 - AUDITORS

The shareholders acting in a shareholders’ meeting designate the statutory and deputy auditors in accordance with applicable law.

TITLE IV SHAREHOLDERS’ MEETINGS

ARTICLE 17 - NOTICE - PARTICIPATION IN

SHAREHOLDERS’ MEETINGS

1)	The shareholders’ meetings may be called in accordance with applicable law.

The meetings take place at the registered office or at any other place indicated in the notice of meeting.

All shareholders may attend shareholders’ meetings, irrespective of the number of shares held.

Any shareholder may vote by mail, by using a form conforming to applicable regulations.

No shareholder may delegate voting authority to another person except his spouse or to another shareholder or, if he is not a resident of France, by a registered intermediary in conformity with applicable regulations.

Legal entities that are shareholders take part in the meetings through their legal representatives or through any agent designated for that purpose.

2)	The owners of bearer shares or shares that are entered in an account not maintained by the company must, to be entitled to attend or to have themselves represented at the shareholders’ meetings, file a certificate drawn up by the broker keeping their accounts recording the non-transferability of the securities until the meeting date at the places indicated in the meeting notice, at least one day before the date of the meeting.

The owners of registered shares entered in an account maintained by the company must be entered in the company’s registers at least one day before the day scheduled for the meeting in order to be entitled to attend or to have themselves represented at the shareholders’ meetings.

Any meeting member who wants to be represented by a proxy must file his proxy form at the registered office at least one day before the meeting.

However, the Board of Directors has the discretion to waive in whole or in part the said periods and to accept filings not conforming to the said limits.

The Board may also decide that the shareholders may take part and vote at any meeting by video conference or by any other telecommunications procedure under the conditions prescribed by applicable regulation.

ARTICLE 18 - HOLDING SHAREHOLDERS’ MEETINGS – DECISIONS

The shareholders’ meeting is chaired by the Chairman of the Board of Directors, and failing this by a Vice Chairman, and in his absence by a director designated by the board.

The shareholders’ meetings, whether ordinary, extraordinary or combined, make their decisions pursuant to the quorum and majority conditions applicable to the provisions governing the type of meeting, and they may exercise the powers attributed to them by law.

There is secret voting when such voting is demanded by several shareholders representing at least one quarter of the share capital.

Subject to the following provisions, each meeting member is entitled to as many votes as he possesses or as many shares as he holds proxies for.

However, a double voting right is granted, in the light of the share of the share capital they represent, to all registered shares paid up in full that have been entered in the name of the same shareholder for at least two years, as well as, in case of a capital increase by incorporation of reserves, profits or premiums on shares, to the registered shares that are allocated without charge to a shareholder in connection with previously existing shares for which he benefits from the said right. Any merger of the company would have no effect on the double voting right, which may be exercised within the absorbing company, if the latter’s articles of association have created a similar right.

The double voting right shall terminate automatically in respect of shares that are converted to bearer form or are transferred. Nevertheless any transfer from registered share to registered share, due to inheritance ab intestat or testamentary inheritance, division of community property between spouses, or donation inter vivos to the benefit of the spouse or of relatives eligible to inherit shall not interrupt the period set above or shall retain the acquired right.

At shareholders’ meetings, no shareholder may cast, by himself and through a proxy, in connection with the simple voting rights attached to the shares he holds directly or indirectly and in connection with the powers of attorney granted to him, more than 10% of the total number of voting rights attributable to the company shares. However, if he also holds, on an individual basis and/or as agent, double voting rights, the limit set in this way may be exceeded taking account solely of the additional voting rights resulting therefrom, without all of the voting rights that he exercises being able to exceed 20% of the total number of voting rights attributable to the company shares.

For the application of the above provisions:

•

the total number of voting rights attributable to the company shares taken into account is calculated on the date of the shareholders’ meeting and is brought to the shareholders’ attention at the opening of the said meeting,

•

the number of voting rights held directly and indirectly is to be understood as including the ones that are attributable to the shares held by a natural person in his own behalf, either on a personal basis or in connection with joint ownership, or are held by a company, grouping, association or foundation, and as including the ones that are attached to the shares held by a controlled company in the meaning of article L 233-3 of the Code of Commerce, by another company or by a natural person, association, grouping or foundation,

•

for the voting rights cast by the Chairman of the shareholders’ meeting, one disregards, in connection with the limitations set forth above, the voting rights that are attached to shares for which a power of attorney has been returned to the company without any indication of an agent and which, individually, do not violate the prescribed limitations.

The limitations provided for in the above sections have no effect on the calculation of the total number of voting rights, including the double voting rights, attributed to the company shares and which shall be taken into account for application of the legislative, regulatory or statutory provisions laying down special obligations with reference to the number of voting rights existing in the company or referring to the number of shares having voting rights.

In addition, the limitations provided for above shall lapse, without any need for a new decision by an extraordinary shareholders’ meeting, when a natural or legal person, acting alone or in concert with one or several natural or legal persons, comes to hold at least two-thirds of the total number of company shares following a public offer for all of the company’s shares. In such a case, the Board of Directors would take note of the said lapse and carry out the related formalities concerning modification of the charter and bylaws.

TITLE V Financial statements

ARTICLE 19 - FINANCIAL YEAR – FINANCIAL STATEMENTS

The financial year begins on 1st January and ends on 31st December.

At the end of each financial year, the board of directors draws up an inventory, an income statement and a balance sheet, as well as the notes supplementing them, and establishes a management report. It also establishes the Group’s consolidated financial statements.

ARTICLE 20 - ALLOCATION OF RESULTS

The net income for the financial year, after deduction of the overhead and other social charges, as well as of any amortisation of the business assets and of any provisions for commercial and industrial contingencies, constitutes the net profit.

From the said profit, reduced by the prior losses if any, the following items are deducted in the indicated order:

1°/	5% to constitute the legal reserve fund until the said fund reaches one-tenth of the share capital;

2°/	The amount set by the shareholders at a shareholders’ meeting with a view to constitution of reserves of which it determines the allocation or the use;

3°/	The amounts that the shareholders decide at a shareholders’ meeting to carry forward.

The remainder is paid to the shareholders as dividends.

The Board of Directors may pay out interim dividends.

The shareholders’ meeting held to approve the financial statements for the financial year may decide to grant an option to each shareholder, with respect to all or part of the dividend or of the interim dividends, between payment of the dividend in cash and payment in shares.

The shareholders’ meeting may decide at any time, but only on the basis of a proposal by the board of directors, to effect a complete or partial distribution of the amounts appearing in the reserve accounts, either in cash or in Company shares.

TITLE VI Dissolution - Disputes

ARTICLE 21 - DISSOLUTION – LIQUIDATION

At the time of the Company’s expiration or early dissolution, the shareholders acting at a shareholders’ meeting determine the liquidation procedure and appoint one or several liquidators whose powers and compensation it determines.

ARTICLE 22 - DISPUTES

Any disputes that may arise during the Company’s existence or at the time of its liquidation, either between the shareholders and the Company or among the shareholders themselves, on the subject of business matters, shall be subject to the jurisdiction of the competent courts of the registered office.